Filed Pursuant to Rule 433

Dated July 27, 2021

Registration No. 333-254191

$1,000,000,000 2.359% FIXED-TO-FLOATING RATE SUBORDINATED NOTES DUE 2032

Pricing Term Sheet

Issuer:	Capital One Financial Corporation

Security:	2.359% Fixed-to-Floating Rate Subordinated Notes due 2032

Principal Amount:	US$1,000,000,000

Net Proceeds to Issuer (before expenses):	US$995,500,000

Ranking:	Unsecured and subordinated to the payment of the Issuer’s senior indebtedness, effectively subordinated to all of the existing and future liabilities and obligations of the Issuer’s subsidiaries, and equal in right of payment to all the Issuer’s existing and future unsecured and subordinated indebtedness.

Expected Security Ratings:*	Baa1 / BBB- / BBB (Moody’s / S&P / Fitch)

Trade Date:	July 27, 2021

Settlement Date:	July 29, 2021 (T+2)

Maturity Date:	July 29, 2032

Fixed Rate Period:	From and including July 29, 2021 to but excluding July 29, 2031

Floating Rate Period:	From and including July 29, 2031 to but excluding the Maturity Date

Payment Frequency:	Semi-annually during the Fixed Rate Period and Quarterly during the Floating Rate Period

Day Count/Business Day Convention:	Fixed Rate Period: 30/360; Following, Unadjusted Floating Rate Period: Actual/360; Modified Following, Adjusted

Fixed Rate Period Interest Payment Dates:	Semi-annually in arrears on January 29 and July 29 of each year, commencing on January 29, 2022 and ending on July 29, 2031

Benchmark Treasury:	UST 1.625% Notes due May 15, 2031

Benchmark Treasury Yield:	1.239%

Spread to Benchmark Treasury:	Plus 112 bps

Yield to Maturity:	2.359%

Fixed Rate Period Coupon:	2.359%

Price to Public:	100.000% of principal amount

Floating Rate Period Interest Rate:	Base Rate plus the Spread payable quarterly in arrears during the Floating Rate Period.

Base Rate:	SOFR (compounded daily over a quarterly Floating Rate Interest Payment Period in accordance with the specific formula described in the preliminary prospectus supplement). As further described in such preliminary prospectus supplement, (i) in determining the Base Rate for a U.S. Government Securities Business Day, the Base Rate generally will be the rate in respect of such day that is provided on the following U.S. Government Securities Business Day and (ii) in determining the Base Rate for any other day, such as a Saturday, Sunday or holiday, the Base Rate generally will be the rate in respect of the immediately preceding U.S. Government Securities Business Day that is provided on the following U.S. Government Securities Business Day.

Spread (Plus or Minus):	Plus 133.70 bps

Index Maturity:	Daily

Floating Rate Interest Payment Periods:	Quarterly; with respect to a Floating Rate Interest Payment Date, the period from and including the second most recent Floating Rate Interest Payment Period End-Date (or from and including July 29, 2031 in the case of the first Floating Rate Interest Payment Period) to but excluding the immediately preceding Floating Rate Interest Payment Period End-Date; provided that (i) the Floating Rate Interest Payment Period with respect to the final Floating Rate Interest Payment Date (i.e., the Maturity Date) will be the period from and including the second-to-last Floating Rate Interest Payment Period End-Date to but excluding the Maturity Date and (ii) with respect to such final Floating Rate Interest Payment Period, the level of SOFR for each calendar day in the period from and including the Rate Cut-Off Date to but excluding the Maturity Date shall be the level of SOFR in respect of such Rate Cut-Off Date.

Floating Rate Interest Payment Period End-Dates:	January 29, April 29, July 29 and October 29 in each year, beginning on October 29, 2031 and ending on the Maturity Date; provided that if any scheduled Floating Rate Interest Payment Period End-Date, other than the Maturity Date, falls on a day that is not a business day, it will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the Floating Rate Interest Payment Period End-Date will be the immediately preceding business day. If the scheduled final Floating Rate Interest Payment Period End-Date (i.e., the Maturity

Date) falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled final Floating Rate Interest Payment Period End-Date.

Floating Rate Interest Payment Dates:	The second business day following each Floating Rate Interest Payment Period End-Date; provided that the Floating Rate Interest Payment Date with respect to the final Floating Rate Interest Payment Period will be the Maturity Date. If the scheduled Maturity Date falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled Maturity Date.

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to the Maturity Date.

U.S. Government Securities Business Day:	Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day:	New York, New York, Chicago, Illinois and McLean, Virginia

Optional Redemption:	The Issuer may redeem the notes at its option (1) on July 29, 2031 (which is the date that is one year prior to the Maturity Date), in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date upon not less than 10 nor more than 60 days’ prior notice given to the holders of the notes to be redeemed or (2) in whole but not in part, at any time within 90 days following a Regulatory Capital Treatment Event, at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest thereon to the redemption date. Any redemption of the notes is subject to Issuer’s receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the regulations and guidelines of the Federal Reserve applicable to redemption of the notes, including capital regulations and guidelines.

Regulatory Capital Treatment Event:	The good faith determination by the Issuer that, as a result of (i) any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the notes; (ii) any proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of the notes; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the notes, there is more than an insubstantial risk that the Issuer will not be entitled to treat the full liquidation value of the notes as “Tier 2 capital” (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking regulator or agency), as then in effect and applicable, for as long as any notes are outstanding.

CUSIP/ISIN:	14040H CG8 / US14040HCG83

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Capital One Securities, Inc.

Co-Managers:	Blaylock Van, LLC CastleOak Securities, L.P. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents Capital One Financial Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Capital One Securities, Inc. toll-free at 1-800-666-9174, Attn: Compliance.

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